UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

March 2017

Commission File Number 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower, 23rd Floor,

132 Menachem Begin Road, Tel Aviv, 6701101, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing the following:

1)	On March 27, 2017, the Company’s Board of Directors (the “Board”) approved the Company’s audited consolidated financial statements as of December 31, 2016, and for the calendar year then ended, which are furnished herewith as Exhibit 99.1. Management’s Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 2016, and for the calendar year then ended, is attached hereto as Exhibit 99.2.

2)	As previously announced by the Company, on March 2, 2017 the Board appointed Ms. Revital Stern-Raff, CPA to fill a vacancy on the Board and on the Audit Committee. On March 27, 2017, the Board appointed Ms. Stern-Raff to the third class of directors, to serve as a director of the Company until the 2018 annual general meeting set to take place at the end of the three-year term for the third class of directors. The aforesaid appointments by the Board were made in accordance with Article 86 of the Company’s amended and restated articles of association.

3)	On March 27, 2017 the Board determined to fill a vacancy on the Board, and to appoint, effective immediately, Mr. Ran Tzror, age 36, to serve as a director of the Company, as part of the second class of directors.

Since 2014, Mr. Tzror has been the director of S.Y Glilot Ltd., a real-estate company owned by his family. Between 2010 and 2014 he was employed by Teva Pharmaceuticals Industries Ltd. (NYSE:TEVA; TASE:TEVA) in various roles in corporate business development, the office of the CEO & President of Teva Pharmaceuticals, and as Director of the Corporate Post Merger Integration Office. Between 2007 and 2010 he was a senior associate at Somekh Chaikin Certified Public Accountants (Israel), a member firm of KPMG International. Between 2006 and 2007 he was a legal intern at the commercial division of Yigal Arnon & Co., Advocates & Notary. Mr. Tzror holds a B.A. in Accounting, Ll.B. in Law, and MBA in Financial Management from Tel-Aviv University. He also completed various courses at the Kellogg Graduate School of Management at Northwestern University in Illinois. Mr. Tzror was granted a CPA license in the State of Israel, and was also admitted as a member of the Israeli Bar Association.

The Board of Directors determined that Mr. Tzror meets the independence requirements of the Exchange Act and NASDAQ Listing Rules, meets the standards of the NASDAQ Listing Rules for membership on the audit and compensation committees of the Board, and has financial and accounting expertise as defined in the Israeli Companies Law and applicable regulations. The appointment of Mr. Tzror by the Board was in accordance with Article 86 of the Company’s amended and restated articles of association, and Mr. Tzror was appointed to serve as a director of the Company until the 2017 annual general meeting set to take place at the end of the three-year term for the second class of directors.

This report on Form 6-K of the Registrant includes the following documents, which are attached as Exhibits hereto:

23.1	Consent of Somekh Chaikin, independent registered public accounting firm, a Member Firm of KPMG International
99.1	The Registrant’s audited consolidated financial statements as of December 31, 2016, and for the calendar year then ended, and the report thereon dated March 27, 2017 of Somekh Chaikin, independent registered public accounting firm, a Member Firm of KPMG International
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 2016, and for the calendar year then ended

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Forward-Looking Statements and the Company's Safe Harbor Statement

Certain statements in this Report on Form 6-K are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully acquire, develop or commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our Registration Statements on Form F-3 filed with the U.S. Securities and Exchange Commission (the "SEC") (file numbers 333-211477, 333-207117, and 333-215037), in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under "Risk Factors" in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, http://www.sec.gov.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037) and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478).

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  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

March 27, 2017	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary

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